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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                 UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

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                               TECHNISOURCE, INC.
                       (Name Of Subject Company (Issuer))

                           --------------------------

                              IM ACQUISITION, INC.

                                IM MERGER CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   878553106
                     (CUSIP Number of Class of Securities)

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                             James L. Hudson, Esq.
                              IM Acquisition, Inc.
                        2300 Cottondale Lane, Suite 250
                        Little Rock, Arkansas 72202-2054
                           Telephone:  (501) 537-4525
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

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                                   COPIES TO:

                          Christopher J. Austin, Esq.
                                  Ropes & Gray
                            One International Place
                          Boston, Massachusetts  02110
                           Telephone:  (617) 951-7303


[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]    third-party tender offer subject to Rule 14d-1.
[ ]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.
       Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on June 18, 2002 by IM Merger Corp., a Florida corporation (the "Purchaser"), and IM Acquisition, Inc., a Delaware corporation ("Parent"). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Technisource, Inc., a Florida corporation (the "Company"), at a purchase price of $4.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 18, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule TO. ITEM

8.      Interest in Securities of the Subject Company.

     On July 19, 2002, the Purchaser was informed by the Depositary that a total of 10,082,601 Shares, representing approximately 96.7% of the outstanding Shares, had been validly tendered pursuant to the Offer and not withdrawn. The Purchaser has accepted all of these Shares for payment.


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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  IM MERGER CORP.

                                                  By:  /s/ James L. Hudson
                                                       -------------------------
                                                       Name:  James L. Hudson
                                                       -------------------------
                                                       Title:  Secretary
                                                       -------------------------

                                                  IM ACQUISITION, INC.

                                                  By:  /s/ James L. Hudson
                                                       -------------------------
                                                       Name:  James L. Hudson
                                                       -------------------------
                                                       Title:  Secretary
                                                       -------------------------

Dated:  July 22, 2002